UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29159 / February 24, 2010

In the Matter of :
 :
RIDGEWORTH VARIABLE TRUST :
3435 Stelzer Road :
Columbus, OH 43219 :
 :
(811-09032) :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

RidgeWorth Variable Trust ("Applicant") filed an application on August 31, 2009, and an
amended and restated application on November 17, 2009, under section 8(f) of the
Investment Company Act of 1940 ("1940 Act"), requesting an order declaring that it has
ceased to be an investment company as defined by the 1940 Act.

On January 29, 2010, a notice of filing of the application was issued (Investment
Company Act Release No. 29126). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company as defined by the
1940 Act. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the registration of RidgeWorth Variable Trust (811-09032) under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary